UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
---------------------------

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
--------------------------

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
--------------------------

256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700

(Name, address and telephone number of person authorized to receive
notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached slides relate to a conference held on August 27, 2012 by Hertz Global Holdings, Inc. and Dollar Thrifty Automotive Group, Inc. to discuss the transaction.

Hertz to Acquire Dollar Thrifty


Hertz 赫兹租车

August 27, 2012

Forward-Looking Statements

This communication contains "forward-looking statements". Examples of forward-looking statements include information concerning Hertz's and Dollar Thrifty's respective outlooks, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as "believe," "expect," "project," "anticipate," "intend," "plan," "estimate," "seek," "will," "may," "would," "should," "could," "forecasts" or similar expressions. These statements are based on certain assumptions that each of Hertz and Dollar Thrifty have made in light of their experience in the industry as well as their perceptions of historical trends, current conditions, expected future developments and other factors that Hertz and Dollar Thrifty believe are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: Hertz's ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty. Additional information concerning these and other factors can be found in Hertz's filings and Dollar Thrifty's filings with the Securities and Exchange Commission, including Hertz's and Dollar Thrifty's most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Hertz and Dollar Thrifty therefore caution you against relying on these forward-looking statements. All forward-looking statements attributable to Hertz, Dollar Thrifty or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Hertz and Dollar Thrifty undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Hertz

Additional Information About the Merger and Where to Find It

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty's common stock. At the time the tender offer is commenced, Hertz will file a tender offer statement and Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the "SEC"). Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty's stockholders should consider before tendering their shares. These documents will be available for free at the SEC's web site (http://www.sec.gov). Copies of Hertz's filings with the SEC may be obtained at the SEC's web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100. Copies of Dollar Thrifty's filings with the SEC will be available free of charge on Dollar Thrifty's website at www.dtag.com or by contacting Dollar Thrifty's Investor Relations Department at 918-669-2119.

Today's Agenda



- Transaction Terms & Structure
  - Mark Frissora, Chairman and CEO
- Comments from Scott Thompson
  - Chairman & CEO Dollar Thrifty
- FTC Status
- Transaction Timeline
- Strategic & Financial Rationale
  - Mark Frissora
- Questions & Answers Session
  - Mark Frissora & Scott Thompson



Hertz

Transaction Terms & Structure

Purchase Price

- $87.50 per share purchase price (all cash)
- Equity Value of $2.6 billion
- Corporate Enterprise Value of $2.3 billion
- 2012E EV/Corp EBITDA multiple of 7.8x[(1)]
  - Represents ~40% premium to the avg. of current Hertz & Avis multiples
- LTM 6/30/12 pro forma Hertz leverage 3.4x with cost synergies (3.2x standalone)[(2)]

Deal Structure

- 100% cash consideration
- No financing contingency – fully committed financing in place
- Tender offer
- Transaction close expected in Q4:12

Key Conditions

- Antitrust clearance
  - Hertz has reached a definitive agreement to divest Advantage
- Requires more than 50% of Dollar Thrifty's outstanding shares be tendered

Transaction Benefits

- Unanimously approved by the Boards of both companies
- Premium value in cash to DTG shareholders
- Highly attractive transaction for HTZ owners – EPS accretion & positive EVA
  - Including impact of Advantage divestiture (~$30 million of Corp. EBITDA)

1. Based on mid-point of DTG 2012E Corp. EBITDA guidance of $285 million to $310 million
2. Reflects LTM 6/30/12 Total Corporate Debt / Corporate EBITDA and run-rate cost synergies of $160 million

Win-Win Transaction

- Attractive transaction for both sides

- Best combination of industry brands

Premium

- Hertz
- Avis
- National

Mid-Tier

- Dollar Rent A Car
- Thrifty Car Rental
- Enterprise rent-a-car
- Alamo
- Budget

Deep Value

- U-Save Car & Truck Rental
- Advantage Rent A Car
- Sixt
- E-Z Rent-A-Car
- Fox Rent A Car
- Payless Car Rental

- DTG to support FTC order completion

Status of FTC Process

- Closely engaged with FTC staff to secure antitrust clearance
- Signed definitive purchase agreement
  - Will divest Advantage and certain additional assets and DTG airport concessions
- Expect to make swift progress getting proposed settlement before Commission for consideration
  - Now have DTG's full cooperation getting FTC's approval
- Given the extensive divestitures agreed upon, favorable outcome at Commission is anticipated

Hertz

Anticipated Timeline

Key Events	Expected Completion
File tender offer materials with the SEC and launch tender offer	Early September
Receive FTC clearance for the transaction[1]	Mid-October
Complete tender offer and purchase Dollar Thrifty shares	Mid-to-late October
Complete short-form merger	Mid-to-late October

[1] We do not have a specific timeline in place with the FTC, but believe this is a realistic expectation

A Multi-Brand Rental Car Leader

- Two leading car rental companies
  - Best strategic fit
- Three distinct brands
  - Covering the entire market
- Complementary market positions
- Scale advantage
  - $10.2B LTM 6/30/12 Sales
  - $1.8B LTM 6/30/12 Corp. EBITDA



Hertz
✓ World's largest general-use airport car rental brand
✓ Best-in class RAC service
✓ Business & Leisure sectors
✓ Donlen leasing & fleet mgmt
Premium
Business & Leisure
DOLLAR RENT A CAR
✓ Significant footprint & infrastructure
✓ Strong partnerships with tour operators and travel agencies
Value
Business & Leisure
Thrifty Car Rental
✓ Strong international franchisee network
✓ Significant footprint & infrastructure
✓ Strong partnerships with tour operators and travel agencies
Deep Value Leisure

Hertz

Dollar Thrifty – A Growing International Presence



Canada (60)
United States (212)
Mexico (90)
Guatamala (3)
Belize (2)
El Salvador (2)
Honduras (8)
Nicaragua (3)
Costa Rica (9)
Panama (11)
Bahamas (4)
Cayman Islands (2)
Jamaica (2)
Haiti (1)
Dominican Republic (6)
Puero Rico (11)
Aruba (6)
British Virgin Islands (2)
US Virgin Islands (2)
Anguilla (1)
Antilles - St. Maarten (2)
St. Kitts - Nevis (3)
Antigua & Barbuda (5)
Antilles - Curaco (1)
Trinidad (1)
Tobago (1)
Colombia (7)
Venezuela (14)
Peru (2)
Bolivia (1)
Chile (8)
Brazil (14)
Argentina (15)
Uruguay (8)
Iceland (2)
Ireland (5)
Portugal (5)
Spain (16)
United Kingdom (91)
Morocco (7)
France (9)
Netherlands (1)
Germany (13)
Denmark (20)
Italy (31)
Austria (4)
Finland (3)
Estonia (1)
Latvia (2)
Lithuania (1)
Czech Republic (2)
Poland (7)
Slovenia (1)
Croatia (10)
Bosnia Herzegovina (1)
Hungary (2)
Serbia (1)
Romania (6)
Bulgaria (4)
Greece (5)
Malta (4)
Cyprus (5)
Libya (1)
Nambia (2)
South Africa (24)
Turkey (1)
Egypt (7)
Israel (2)
Lebanon (1)
Jordon (3)
Armenia (1)
Russia (6)
Kuwait (4)
Qatar (1)
United Arab Emirates (32)
Oman (5)
Seychelles (2)
India (1)
Fiji (15)
New Caledonia (2)
New Zealand (33)
Papua
New Guinea (1)
Guam (5)
Australia
(210)

- Global service capabilities exist through an ever-expanding international franchise network
- Serves value-conscious travelers in over 80 countries since 1950
- Plan to convert Advantage locations in Europe to Thrifty brand

Worldwide By the Numbers…

2011	Hertz	Dollar Thrifty Automotive Group, Inc.
Corporate Revenue	$7.1B	$1.5B (60% Dollar/40% Thrifty)
Franchise Revenue	$3.7B	$700M
Avg. Corp. Fleet Units	615,600	107,154
Top 3 OEM Suppliers	GM, Nissan, Toyota	Ford, Chrysler, GM
Rental Car Locations	8,500	280
Employees	23,900	5,900
Markets Served	Premium Commercial, Premium Leisure, Insurance Replacement, Commercial Leasing, Monthly/Hourly car rental	Mid-tier Value Leisure
U.S. Airport Market Share	26%	11%


DOLLAR
Thrifty


DOLLAR
Thrifty
Hertz


Hertz

Hertz

Strategic Benefits and Synergies

Strategic Benefits

- Multiple strategic options to address corporate and leisure business
- Instant scale in mid-tier value segment: known brand, airport infrastructure
- U.S. airport leisure business as % of HTZ WW RAC revenue to significantly increase
- Leverage Thrifty's global brand strength by expanding internationally
- Faster and more certain strategy than growing Advantage organically

Significant Synergy Potential

- At least $160 mm total annual run-rate cost synergies + sales growth opportunities
  - Higher productivity & efficiency from shared assets
  - Eliminate duplicate functions
  - Economies of scale
  - Integrate Lean/Six Sigma culture
  - Expand value brand in EU
  - Extend travel partnerships

Identified Cost Synergies



Other Efficiencies 29%
Insurance 8%
IT 12%
Procurement 10%
Fleet 41%

Expect 100% of Cost Synergies Achieved Over 24 Months

Hertz

Financing Plan for Transaction

- Committed to maintaining a strong, flexible balance sheet

	LTM June 30, 2012	
	Hertz Standalone	Hertz Pro Forma
Total Corp. Debt / Corp. EBITDA	3.2x	3.7x
Total Corp. Debt / Corp. EBITDA (w/ cost synergies)		3.4x
Total Debt / Gross EBITDA	3.6x	4.0x
Total Debt / Gross EBITDA (w/ cost synergies)		3.8x

- Financing to come from DTG and Hertz cash on hand plus new borrowings
  - $1.95 billion financing commitment in place
  - Permanent acquisition financing anticipated to be mix of incremental term loan and long-term bonds
- Assuming Dollar Thrifty's ABS fleet debt
- Hertz expects to be on credit watch initially, but does not anticipate credit rating downgrade
- Management remains committed to reducing leverage over time and obtaining investment grade rating

Q&A